UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

NO ACT
P.E 8-6-02
132-02395

Act '34 Act
Section 15(b)
Rule
Public Availability August 14 2002

August 14, 2002

Mr. Robert Kerstein
Scripophily.com
3647 Elderberry Place
Fairfax, Virginia 22033

RE: No-action to Scripophily.com under Section 15(a)

Dear Mr. Kerstein:

In your letter of August 6, 2002, as supplemented by telephone conversations with the staff, you request assurance that the Staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if Scripophily.com ("Scripophily") effects transactions in single share stock certificates as described below without registering as a broker-dealer under Section 15(b) of the Exchange Act.

We understand the facts to be as follows:

Scripophily is in the business of selling cancelled stock and bond certificates to collectors. These certificates may be purchased for their decorative value or historical significance.

Scripophily plans to expand this business to include the marketing of non-cancelled single share stock certificates as gifts, collectibles or novelty items. The stock certificates will not be advertised as investments, but rather marketed as historic documents in traditional media and catalogs, and on the Internet. Scripophily will purchase these single share certificates from a registered broker-dealer that is not affiliated with Scripophily. Moreover, you represent that neither you nor any other person associated with Scripophily is associated with a broker-dealer.

As you noted in your letter, the Division issued a series of letters in 1992 and 1993 that permitted businesses to sell framed single share stock certificates without broker-dealer registration in limited circumstances.[1] The single share letters represented

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1 *See* Letter re: Lawrence Wilsher (June 30, 1992); Letter re: Nicolette & Elvaston, Ltd. (Feb. 23, 1993); Letter re: Stock Art (Apr. 29, 1993); Letter re: Take Stock in America (May 3, 1993); Letter re: StockGift One Company (May 13, 1993); Letter re: Linda R. Salinas (May 28, 1993); Letter re: Beacon Design Associates (June 1, 1993); Letter re: James T. Porta (June 25, 1993); Letter re: Chanh Q. Do

CL

an attempt to balance the broker-dealer registration requirements of the Exchange Act with a limited business model that did not raise many of the investor protection concerns that broker-dealer registration and regulation are designed to address.[2] The letters were predicated on four conditions that were designed to ensure that securities purchased from these firms were not purchased for investment purposes. These four conditions were that: (1) Firms must offer and sell only single shares; (2) Firms must offer and sell only mounted, matted and framed certificates; (3) Firms must market the shares as gifts, not investments; and (4) Firms must offer and sell the framed shares for at least twice the value of the underlying share of stock. Each firm represented that it would purchase the shares though a registered broker-dealer.

Scripophily represents that it will purchase the shares only through a registered broker-dealer. Scripophily will meet two of the four single share conditions. In particular, Scripophily will offer and sell only single share certificates as well as sell the certificates for at least twice the share's underlying value.

Instead of the other two conditions, Scripophily proposes to comply with three additional conditions, which you believe will accommodate Scripophily's business model while ensuring that Scripophily's customers and market participants are not mislead.

- The non-cancelled single share certificates will be issued in the name of "Scripophily.com."

- Scripophily will stamp the share certificates on the back with the words "non-redeemable" and "non-transferable."

- Scripophily will prominently disclose at the point of purchase that the company is not a registered broker-dealer, that the non-cancelled single share stock certificates are not being sold for investment purposes, and that the certificates are non-redeemable and non-transferable. In both online and non-electronic transactions, this disclosure will be presented in writing at the point of purchase in a font that is no smaller than the biggest font on the page. Furthermore, Scripophily will repeat this information in a letter accompanying the delivery of the share certificates.

(June 25, 1993); Letter re: Michael W. Hudson (June 28, 1993); Letter re: Cynthia Vogel (June 29, 1993); Letter re: Weemz Prinz Framing Inc. (June 30, 1993); Letter re: Paul Banwer (July 6, 1993).

2 *See* Letter re: Oneshare.com (January 31, 2002).

Response:

Based on the foregoing facts and representations, the staff will not recommend enforcement action to the Commission under Section 15(a)(1) of the Exchange Act if Scripophily engages in the activities set forth above without registering as a broker-dealer pursuant to Section 15(b) of the Exchange Act.

The foregoing is a staff position regarding enforcement action only and does not represent any legal conclusions on the applicability of the statutory or regulatory provisions of the federal securities laws. Furthermore, this position is based solely on the representations that you have made and is strictly limited to the transactions described above; any different facts or circumstances may require a different response.

Sincerely,

Catherine McGuire
Chief Counsel

Scripophily.com
3647 Elderberry Place
Fairfax, Virginia 22033
1.703.787.3552
fax: 1.703.995.4422
www.scripophily.com

August 1, 2002

Catherine McGuire
Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

The purpose of this letter is to request assurances that the staff will not recommend enforcement action to the Commission under Section 15 (a) of the Securities Exchange Act of 1934 ("Exchange Act") if our company engages in the business of marketing stock certificates as described below without registering as broker dealers under Section 15 (b) of the Exchange Act.

I am the majority owner and President of Scripophily.com LLC. Our company is an Internet based leading provider of decorative stock and bond certificates and other old paper items. I am not now, nor do I plan to be employed in the securities industry while engaging in the proposed activity.

As part of our business, we market uncancelled decorative stock certificates as gifts, collectibles or novelty items. The certificates are marketed primarily as historic documents and may be advertised in traditional media or catalogs, and on the Internet. These certificates will not be advertised as investments. Furthermore, these certificates will be sold with the understanding they are not redeemable securities and they will not be transferred in the name of the buyer.

On July 6, 1993, the Securities and Exchange Commission issued a no-action letter regarding the sale of decorative stock certificates. We will comply with 2 of the 4 requirements of the July 6, 1993 no-action letter and will add 4 new conditions. In my view, this will provide sufficient protection to avoid any possible misunderstandings.

The existing conditions we will comply with are as follows:

1) offer and sell only single shares;
2) offer and sell the certificate for at least twice the value of the underlying share of stock

The new conditions we will comply with are as follows:

1) We will purchase these certificates thru a registered broker-dealer
2) Non cancelled certificates will be issued in name of our company, Scripophily.com
3) We will stamp the back of the non-cancelled certificates "non redeemable and non transferable"
4) We will disclose in two different places that certificates are not redeemable and non transferable as described below:

    a. On the checkout section of our website, we will prominently display the following wording: "ALL CERTIFICATES ARE SOLD FOR COLLECTIBLE PURPOSES ONLY.

ANY UNCANCELLED CERTIFICATE IS SOLD AS BEING NON TRANSFERABLE AND NON REDEEMABLE. We will also include the same wording on forms used to order through faxes and the mail.

b. When we ship the certificate, we will include the wording on a form that states the certificates are non redeemable and non transferable. This is in addition to stamping the back of the actual certificate as described in #3 above.

Thank you and your fine staff for all of your assistance. Please feel free to call me at 703-787-3552 with any questions you may have.

Sincerely,

Robert Kerstein
President, Scripophily.com